UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-34656

H World Group Limited

(Registrant’s name)

No. 1299 Fenghua Road

Jiading District

Shanghai

People’s Republic of China

(86) 21 6195-2011

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXPLANATORY NOTE

This report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 17, 2024 (Registration No. 333-280844), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Document
Exhibit 99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2026
101.INS	Inline XBRL Taxonomy Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

H World Group Limited
(Registrant)

Date: September 23, 2026	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors

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